Mail Stop 3561

July 28, 2009

Scott F. Stephens
Vice President and Chief Financial Officer
A.M. Castle & Co.
3400 North Wolf Road,
Franklin Park Illinois 60131

Re: A.M. Castle & Co.
File No. 001-05415
Form 10-K: For the Fiscal Year Ended December 31, 2008

Dear Mr. Stephens:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Lyn Shenk
Branch Chief